EXHIBIT 99.2

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three-month periods ended May 31, 2014 and 2013

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at May 31, 2014 and February 28, 2014

	May 31,	February 28,
	2014	2014

Assets

Current assets:
Cash	$29,211,608	$6,522,366
Short-term investments	22,728,612	23,025,951
Trade and other receivables	9,603,322	16,939,211
Tax credits receivable	1,521,524	2,031,729
Prepaid expenses	829,363	1,196,113
Inventories (note 4)	17,224,448	13,596,775
	81,118,877	63,312,145

Property, plant and equipment (note 5)	44,510,919	37,034,030
Intangible assets	1,870,806	1,878,270

Total assets	$127,500,602	$102,224,445

Liabilities and Equity

Current liabilities:
Loans and borrowings	$18,331	$18,048
Trade and other payables	15,180,362	14,840,775
Advance payments	880,977	900,282
	16,079,670	15,759,105

Deferred lease inducements	494,631	509,470
Loans and borrowings	10,153,843	10,081,195
Derivative warrant liability (note 11)	6,336,176	10,821,413
Total liabilities	33,064,320	37,171,183

Equity:
Share capital (note 6)	120,560,457	88,745,590
Warrants (note 6 (d))	464,800	464,800
Contributed surplus	23,908,797	23,386,025
Deficit	(66,780,651)	(62,097,779)
Total equity attributable to equity holders of the Corporation	78,153,403	50,498,636

Non-controlling interest (note 7)	7,342,481	6,980,958
Subsidiary warrants and options (note 7)	8,940,398	7,573,668
Total equity attributable to non-controlling interest	16,282,879	14,554,626

Total equity	94,436,282	65,053,262

Commitment and contingencies (note 10)
Subsequent event (note 14)

Total liabilities and equity	$127,500,602	$102,224,445

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2014 and 2013

	May 31,	May 31,
	2014	2013

Revenue from sales	$3,691,484	$6,090,036
Royalty revenues	–	2,261
Total revenues	3,691,484	6,092,297

Cost of sales (note 4)	(3,168,854)	(5,484,678)
Gross profit	522,630	607,619

Other income – from royalty settlement	1,633,950	–
Other income – insurance recoveries	–	700,000
Selling expenses	(821,502)	(529,479)
General and administrative expenses	(7,309,435)	(4,647,488)
Research and development expenses, net of tax credits of $36,814 (2013 - $123,086)	(2,065,861)	(1,584,383)
Results from operating activities	(8,040,218)	(5,453,731)

Finance income (note 11)	4,521,601	44,652
Finance costs	(21,241)	(2,569)
Foreign exchange loss	(583,505)	(3,515)
Net finance income	3,916,855	38,568

Loss before income taxes	(4,123,363)	(5,415,163)

Income taxes (note 9)	(245,093)	–

Net loss and comprehensive loss for the period	$(4,368,456)	$(5,415,163)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(4,682,872)	$(4,466,253)
Non-controlling interest	314,416	(948,910)

Net loss and comprehensive loss for the period	$(4,368,456)	$(5,415,163)

Basic and diluted loss per share	$(0.06)	$(0.07)

Basic and diluted weighted average number of common shares	73,248,696	60,101,469

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2014 and 2013

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss and comprehensive loss for the period	–	–	–	–	(4,682,872)	(4,682,872)	–	314,416	314,416	(4,368,456)
	61,878,725	88,745,590	464,800	23,386,025	(66,780,651)	45,815,764	7,573,668	7,295,374	14,869,042	60,684,806

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 8)	–	–	–	795,137	–	795,137	1,366,730	–	1,366,730	2,161,867
Share-based payment transactions
with a consultant (note 8 (c))	100,723	280,639	–	(280,639)	–	–	–	–	–	–
Public offering (note 6 (b))	11,500,000	29,202,687	–	–	–	29,202,687	–	–	–	29,202,687
Private placement (note 6 (c))	907,000	2,331,541	–	–	–	2,331,541	–	–	–	2,331,541
Total contributions by and distribution to owners	12,507,723	31,814,867	–	514,498	–	32,329,365	1,366,730	–	1,366,730	33,696,095

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti warrants and
options by third parties (note 7 (a))	–	–	–	(7,559)	–	(7,559)	–	57,559	57,559	50,000
Exercise of NeuroBioPharm warrants and
options by third parties (note 7 (b))	–	–	–	15,833	–	15,833	–	(10,452)	(10,452)	5,381
Total changes in ownership interest in subsidiaries	–	–	–	8,274	–	8,274	–	47,107	47,107	55,381

Total transactions with owners	12,507,723	31,814,867	–	522,772	–	32,337,639	1,366,730	47,107	1,413,837	33,751,476

Balance at May 31, 2014	74,386,448	$120,560,457	$464,800	$23,908,797	$(66,780,651)	$78,153,403	$8,940,398	$7,342,481	$16,282,879	$94,436,282

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Three-month periods ended May 31, 2014 and 2013

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 28, 2013	60,079,730	$83,561,499	$–	$18,143,149	$(45,457,773)	$56,246,875	$3,887,663	$(3,396,506)	$491,157	$56,738,032

Net loss and comprehensive loss for the period	–	–	–	–	(4,466,253)	(4,466,253)	–	(948,910)	(948,910)	(5,415,163)
	60,079,730	83,561,499	–	18,143,149	(49,924,026)	51,780,622	3,887,663	(4,345,416)	(457,753)	51,322,869

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions	–	–	–	1,768,228	–	1,768,228	328,465	–	328,465	2,096,693
Share options exercised	40,000	84,192	–	(24,192)	–	60,000	–	–	–	60,000
Total contributions by and distribution to owners	40,000	84,192	–	1,744,036	–	1,828,228	328,465	–	328,465	2,156,693

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of subsidiary warrants and
options by third parties	–	–	–	11,140	–	11,140	–	13,826	13,826	24,966
Total changes in ownership interest in subsidiaries	–	–	–	11,140	–	11,140	–	13,826	13,826	24,966

Total transactions with owners	40,000	84,192	–	1,755,176	–	1,839,368	328,465	13,826	342,291	2,181,659

Balance at May 31, 2013	60,119,730	$83,645,691	$–	$19,898,325	$(49,924,026)	$53,619,990	$4,216,128	$(4,331,590)	$(115,462)	$53,504,528

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month periods ended May 31, 2014 and 2013

	May 31,	May 31,
	2014	2013

Cash flows from operating activities:
Net loss for the period	$(4,368,456)	$(5,415,163)
Adjustments:
Depreciation of property, plant and equipment	86,921	65,961
Amortization of intangible assets	19,493	8,202
Stock-based compensation	2,161,867	2,096,693
Amortization of deferred lease inducements	(14,839)	(5,796)
Net finance income	(3,916,855)	(38,568)
Other finance costs paid	(14,518)	–
Realized foreign exchange (loss) gain	(46,437)	23,394
Income taxes expense	245,093	–
	(5,847,731)	(3,265,277)
Changes in non-cash operating items:
Trade and other receivables	7,335,889	(2,643,394)
Tax credits receivable	510,205	(123,086)
Prepaid expenses	366,750	(67,959)
Inventories	(3,627,673)	(4,233,965)
Trade and other payables	2,660,636	820,885
Advance payments	–	(13,087)
Deferred lease inducements	–	510,929
	1,398,076	(9,014,954)
Taxes paid	(245,093)	–
	1,152,983	(9,014,954)
Cash flows from investing activities:
Interest received	29,423	140,635
Acquisition of property, plant and equipment	(9,667,921)	(1,451,379)
Acquisition of intangible assets	(6,322)	(16,980)
Maturity of short-term investments	500,000	5,543,200
Acquisition of short-term investments	(520,086)	(5,087,333)
	(9,664,906)	(871,857)
Cash flows from financing activities:
Repayment of loans and borrowings	(4,363)	(1,228)
Proceeds from exercise of subsidiary warrants and options	55,381	24,966
Net proceeds from public offering (note 6 (b))	29,202,687	–
Net proceeds from private placement (note 6 (c))	2,331,541	–
Proceeds from exercise of options	–	60,000
Interest paid	(152,074)	(2,569)
	31,433,172	81,169
Foreign exchange loss on cash held in foreign currencies	(232,007)	(27,940)
Net increase (decrease) in cash	22,689,242	(9,833,582)
Cash, beginning of period	6,522,366	14,902,459
Cash, end of period	$29,211,608	$5,068,877

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in trade and other payables	$3,948,305	$736,585
Intangible assets included in trade and other payables	65,132	23,465
Grant receivable applied against property, plant and equipment	–	5,498
Tax credit receivable applied against property, plant and equipment	–	362,566
Interest capitalized	222,645	42,244

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

1.	Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") (collectively referred to as the "group"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.	Basis of preparation

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as described in note 3. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2014.

The consolidated interim financial statements were authorized for issue by the Board of Directors on July 15, 2014.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured at fair value at date of grant pursuant to IFRS 2; and

•	Derivative warrant liabilities which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

2.      Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 10);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 7 (a)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Assessing the criteria for recognition of tax assets and investment tax credits;

•	Measurement of derivative warrant liabilities (note 11) and stock-based compensation (note 8); and

•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2014, except as described below:

a)	On March 1, 2014, the Corporation adopted the following new accounting standard issued by the IASB:

IFRIC Interpretation 21 – Levies provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. A levy is an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes and fines or other penalties imposed for breaches of the legislation. The interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. IFRIC 21 adoption did not have a significant impact on the Corporation’s consolidated interim financial statements.

b)	New standard and interpretation not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

4.	Inventories:

	May 31, 2014	February 28, 2014

Raw materials	$15,256,400	$11,059,602
Work in progress	1,032	292,382
Finished goods	1,562,232	1,970,393
Spare parts	404,784	274,398
	$17,224,448	$13,596,775

For the three-month period ended May 31, 2014, the cost of sales of $3,168,854 ($5,484,678 for the three-month period ended May 31, 2013) was comprised of inventory costs of $3,160,017 ($5,231,224 for the three-month period ended May 31, 2013) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of nil ($188,656 for the three-month period ended May 31, 2013) and other costs of $8,837 ($64,798 for the three-month period ended May 31, 2013).

5.	Property, plant and equipment:

		Building	Laboratory	Furniture
		and building	and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
February 28, 2014	$228,630	$18,045,117	$18,388,402	$301,778	$70,103	$37,034,030
May 31, 2014	228,630	21,220,350	22,704,502	294,972	62,465	44,510,919

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $49,100,000 following the November 8, 2012 incident. For the three-month period ended May 31, 2014, the Corporation had total additions to property, plant and equipment of $7,400,679 related to this project. As at May 31, 2014, the Corporation signed agreements amounting to approximately $4,123,000 with various suppliers with respect to the plant expansion.

From the balance of property, plant and equipment, an amount of $43,047,560 represents assets which are not yet in service as at May 31, 2014. Additions for the three-month period ended May 31, 2014 include interest capitalized of $163,132.

6.	Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

6.	Capital and other components of equity (continued):

(b)	Public offering:

On March 6, 2014, Neptune closed a public offering of 11,500,000 common shares of the Corporation at a price of US$2.50 per common share for total gross proceeds of $31,717,000 (US$28,750,000). Total issue costs related to this transaction amounted to $2,514,313.

(c)	Private placement:

On April 4, 2014, Neptune closed a private placement of $2,503,320 of common shares of the Corporation at a price of $2.76 per share, resulting in a total of 907,000 shares being issued. Total issue costs related to this transaction amounted to $171,779.

(d)	Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2014 and February 28, 2014:

		May 31, 2014		February 28, 2014

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (classified as equity) (i)	511,995	$464,800	511,995	$464,800
	511,995	$464,800	511,995	$464,800

(i)
During the year ended February 28, 2014, as part of the IQ secured loan of $12.5 million, the Corporation granted warrants to purchase 750,000 common shares of the Corporation to IQ. The warrants will be exercisable at an exercise price of $3.37 until December 12, 2019. Warrants will vest on a project driven basis concurrently with each loan disbursement date prorated according to the amount disbursed by IQ. At February 28, 2014, 511,995 warrants had vested.

7.	Non-controlling interest:

(a)	Acasti:

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in contributed surplus.

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at May 31, 2014 and February 28, 2014, Neptune owns 48.97% and 49.07%, respectively (34.30% and 34.34% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the three-month period ended May 31, 2014, the Corporation’s participation in Acasti changed as follows:

(i)
Various holders of Acasti options exercised their right to purchase Class A shares, resulting in the issuance of 200,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounts to $57,559.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

7.	Non-controlling interest (continued):

(b)	NeuroBioPharm:

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in contributed surplus.

As at May 31, 2014 and February 28, 2014, Neptune owns 75% and 75%, respectively, of NeuroBioPharm shares. As at May 31, 2014 and February 28, 2014, Neptune owns 95% and 95%, respectively, of NeuroBioPharm voting rights.

During the three-month period ended May 31, 2014, the Corporation’s participation in NeuroBioPharm changed as follows:

(i)
Various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 7,175 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $2,870 and additional consideration in Neptune of $2,511 for a total of $5,381. The impact of these warrants exercised on the non-controlling interest amounts to $(10,452).

(c)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or its subsidiaries, Acasti and NeuroBioPharm:

		May 31, 2014		February 28, 2014

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 8 (d))	4,714,750	$4,067,464	4,911,000	$3,563,263
Restrictive share units (note 8 (e))	775,001	1,548,295	775,001	943,320
Call-options (note 8 (g))	7,103,750	2,667,688	7,103,750	2,429,813
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	100,400
	13,343,501	8,690,135	13,539,751	7,343,084

NeuroBioPharm Inc.
Stock options plan (note 8 (h))	495,000	14,809	485,000	14,791
Share bonus plan (note 8 (i))	584,501	43,147	584,501	24,685
Rights over series 2011-2 warrants (note 8 (j))	1,515,000	18,484	1,521,250	18,484
Rights over series 2011-3 warrants (note 8 (j))	5,895,668	167,156	5,895,668	166,798
Call-options (note 8 (k))	3,970,000	6,667	3,970,000	5,826
	12,460,169	250,263	12,456,419	230,584

	25,803,670	$8,940,398	25,996,170	$7,573,668

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

7.	Non-controlling interests (continued):

(c)	Subsidiary options, call-options and warrants (continued):

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		May 31, 2014		February 28, 2014

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014
liability classified (note 11)
(592,500 held by Neptune)	18,400,000	$6,336,176	18,400,000	$10,821,413
Series 9 - Private placement warrants
2014	1,616,542	–	1,616,542	–
	20,016,542	6,336,176	20,016,542	10,821,413

NeuroBioPharm Inc.
Series 2011-1 warrants (1,940,000 held by Neptune
as at May 31, 2014 and February 28, 2014)	5,990,329	–	5,997,504	–
Series 2011-2 warrants (1,900,574 held by Neptune
as at May 31, 2014 and 1,894,324 as at
February 28, 2014)	1,935,075	–	1,928,825	–
Series 2011-3 warrants (374,005 held by Neptune
as at May 31, 2014 and February 28, 2014)	2,154,507	–	2,154,507	–
	10,079,911	–	10,080,836	–

	30,096,453	$6,336,176	30,097,378	$10,821,413

The characteristics of the Acasti subsidiary warrants are as follows:

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation’s shares on a recognized stock exchange; or (ii) on April 12, 2015. On March 18, 2014, the term of the warrants was extended from April 12, 2014 to April 12, 2015.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2014, the Corporation has the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the provisions of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not in excess of 15% of the number of common shares shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of the Corporation’s total issued and outstanding common shares shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$3.14	8,052,918	$2.95	8,115,418
Granted	2.88	20,000	2.61	685,000
Forfeited	3.10	(6,250)	3.19	(162,750)
Expired	–	–	2.50	(70,000)
Exercised	–	–	1.50	(40,000)
Options outstanding at May 31, 2014 and 2013	$3.14	8,066,668	$2.93	8,527,668

Options exercisable at May 31, 2014 and 2013	$3.17	6,019,168	$2.78	4,189,314

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Three-month period ended May 31, 2014	Three-month period ended May 31, 2013

Exercise price	$2.88	$2.61
Share price	$2.64	$2.46
Dividend	–	–
Risk-free interest	1.11%	0.51%
Estimated life	2.51 years	2.74 years
Expected volatility	55.66%	75.04%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2014 is $0.85 (2013 - $1.16). No options were granted to non-employees during the three-month period ended May 31, 2014. The weighted average fair value of the options granted to non-employees during the three-month period ended May 31, 2013 is $1.11.

The weighted average share price at the date of exercise for share options exercised during the three-month period ended May 31, 2013 was $2.74.

Stock-based compensation recognized under this plan amounted to $252,109 for the three-month period ended May 31, 2014 (2013 - $1,166,887).

(b)	Equity incentive plan of the Corporation:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation which was subject to the approval of the TSX and the shareholders of the Corporation. The plan was subsequently approved by the TSX and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants of the group a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. No RSUs were granted during the three-month period ended May 31, 2014.

Number of RSU

RSUs outstanding at March 1, 2014	739,918
RSUs outstanding at May 31, 2014	739,918

Stock-based compensation recognized under this plan amounted to $543,028 for the three-month period ended May 31, 2014.

(c)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation are settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the three-month period ended May 31, 2014, no amount was presented in the share-based payment expense. During the three-month period ended May 31, 2014, the Corporation issued 100,723 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $280,639 was reclassified from contributed surplus to share capital.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the Acasti Class A shares shares listed on the TSX Venture Exchange on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than ten years or any other shorter period as specified by the Board of Directors, according to the provisions of the plan. Acasti’s stock-option plan allows Acasti to issue a number of stock options not in excess of 10% of the number of Acasti Class A shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of Acasti’s total issued and outstanding Acasti Class A shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$1.57	4,911,000	$1.55	5,216,250
Granted	1.50	10,000	2.27	115,000
Exercised	0.25	(200,000)	0.25	(13,750)
Forfeited	2.75	(6,250)	2.48	(25,000)
Options outstanding at May 31, 2014 and 2013	$1.63	4,714,750	$1.57	5,292,500

Options exercisable at May 31, 2014 and 2013	$1.55	3,734,500	$1.33	2,984,498

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Three-month period ended May 31, 2014	Three-month period ended May 31, 2013

Exercise price	$1.50	$2.27
Share price	$1.07	$2.21
Dividend	–	–
Risk-free interest	1.14%	1.04%
Estimated life	2.51 years	2.93 years
Expected volatility	56.67%	81.11%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(d)	Acasti stock option plan (continued):

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2014 is $0.27 (2013 - $1.13). No options were granted to non-employees during the three-month periods ended May 31, 2014 and 2013.

The weighted average share price at the date of exercise for options exercised during the three-month period ended May 31, 2014 was $0.94 (2013 - $2.43).

Stock-based compensation recognized under this plan amounted to $504,201 for the three-month period ended May 31, 2014 (2013 - $324,860). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(e)	Equity incentive plan of Acasti:

In May 2013, the Board of Directors of Acasti approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX Venture and the shareholders of Acasti. The plan was subsequently approved by the TSX Venture and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, Acasti granted to board members, executive officers, employees and consultants of the group a total of 1,060,000 Restrictive Share Units (‘’RSUs’’) under the Acasti equity incentive plan. Acasti RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Acasti. Performance objectives are based in part on Acasti’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. No RSUs were granted during the three-month period ended May 31, 2014.

Number of RSU

RSUs outstanding at March 1, 2014	775,001
RSUs outstanding at May 31, 2014	775,001

Stock-based compensation recognized under this plan amounted to $604,975 for the three-month period ended May 31, 2014. The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(f)	Incentive rights over Acasti warrants:

From time to time, the Corporation has awarded incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti. The rights vested gradually. All were subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants were as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding at March 1, 2014 and 2013	$–	–	$0.33	5,352,350
Exercised	–	–	0.31	(67,500)
Rights outstanding at May 31, 2014 and 2013	$–	–	$0.33	5,284,850

Rights exercisable at May 31, 2014 and 2013	$–	–	$0.33	5,284,850

During the year ended February 28, 2014, all rights were exercised and replaced.

The weighted average share price at the date of exercise for share options exercised during the three-month period ended May 31, 2013 was $2.34.

Stock-based compensation recognized under this plan amounted to $1,471 for the three-month period ended May 31, 2013. The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(g)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2014 and 2013	$1.71	7,103,750	$2.75	2,175,000
Granted	–	–	2.75	10,000
Forfeited	–	–	2.75	(15,000)
Call-options outstanding at May 31, 2014 and 2013	$1.71	7,103,750	$2.75	2,170,000

Call-options exercisable at May 31, 2014 and 2013	$1.12	4,734,414	$–	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(g)	Acasti call-options (continued):

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the period ended:

Three-month period ended May 31, 2013

Exercise price	$2.75
Share price	$2.42
Dividend	–
Risk-free interest	1.00%
Estimated life	2.88 years
Expected volatility	80.97%

The weighted average fair value of the call-options granted to employees during the three-month period ended May 31, 2013 was $1.17. No call-options were granted to non-employees during the three-month period ended May 31, 2013.

Stock-based compensation recognized under the call-option plan amounted to $237,875 for the three-month period ended May 31, 2014 (2013 - $599,719). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

Share-based payments on shares of the subsidiary NeuroBioPharm:

(h)	NeuroBioPharm stock option plan:

The subsidiary, NeuroBioPharm, has established a stock option plan for directors, executive officers, employees and consultants. The exercise price of the options will be determined by the Board of Directors, but may not be lower than either (i) the price per share obtained in the latest majority arm’s length private placement realized within the last year and (ii) a determination of the subscription price value based on acceptable methods recognized by the TSX Venture Exchange. The life of the option will be a maximum of 10 years. NeuroBioPharm’s stock-option plan allows NeuroBioPharm to issue a number of stock options not in excess of 10% of the number of NeuroBioPharm Class A shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of NeuroBioPharm’s total issued and outstanding NeuroBioPharm Class A shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(h)	NeuroBioPharm stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$0.54	485,000	$0.50	461,250
Granted	1.00	10,000	–	–
Options outstanding at May 31, 2014 and 2013	$0.55	495,000	$0.50	461,250

Options exercisable at May 31, 2014 and 2013	$0.51	456,250	$0.50	461,250

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period ended:

Three-month period ended May 31, 2014

Exercise price	$1.00
Share price	$0.10
Dividend	–
Risk-free interest	1.14%
Estimated life	2.51 years
Expected volatility	55.00%

The weighted average fair value of the options granted to employees during the period ended May 31, 2014 is negligible.  No options were granted to non-employees during the period ended May 31, 2014.

Stock-based compensation recognized under this plan amounted to $18 for the three-month period ended May 31, 2014 (2013 - $454). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(i)	Share bonus plan of NeuroBioPharm:

In May 2013, the Board of Directors of NeuroBioPharm approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX and the shareholders of NeuroBioPharm. The plan was subsequently approved by the TSX and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors of NeuroBioPharm. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(i)	Share bonus plan of NeuroBioPharm (continued):

On June 27, 2013, NeuroBioPharm granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (‘’SBAs’’). NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance. The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. No SBAs were granted during the three-month period ended May 31, 2014.

Number of SBA

SBAs outstanding at March 1, 2014	584,501
SBAs outstanding at May 31, 2014	584,501

Stock-based compensation recognized under this plan amounted to $18,462 for the three-month period ended May 31, 2014. The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(j)	Incentive rights over NeuroBioPharm warrants:

From time to time, the Corporation awards incentive rights to employees over Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding at March 1, 2014 and 2013	$0.53	7,416,918	$0.54	7,733,176
Granted	–	–	0.76	185,000
Forfeited	0.75	(6,250)	0.75	(95,000)
Rights outstanding at May 31, 2014 and 2013	$0.53	7,410,668	$0.53	7,823,176

Rights exercisable at May 31, 2014 and 2013	$0.52	7,140,918	$0.50	6,744,993

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(j)	Incentive rights over NeuroBioPharm warrants (continued):

The fair value of rights over NeuroBioPharm warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period ended:

Three-month period ended May 31, 2013

Exercise price	$0.76
Share price	$0.10
Dividend	–
Risk-free interest	0.74%
Estimated life	2.80 years
Expected volatility	72.95%

The weighted average fair value of the rights granted to employees and non-employees during the three-month period ended May 31, 2013 was $0.01.

Stock-based compensation recognized under this plan amounted to $358 for the three-month period ended May 31, 2014 (2013 - $1,680). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(k)	NeuroBioPharm call-options:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions which are met on May 31, 2014.

The number and weighted average exercise price of call-options on NeuroBiopharm shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2014 and 2013	$0.86	3,970,000	$0.75	2,250,000
Granted	–	–	0.75	10,000
Call-options outstanding at May 31, 2014 and 2013	$0.86	3,970,000	$0.75	2,260,000

Call-options exercisable at May 31, 2014 and 2013	$0.83	1,598,998	$–	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

8.	Share-based payment (continued):

(k)	NeuroBioPharm call-options (continued):

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the period ended:

Three-month period ended May 31, 2013

Exercise price	$0.75
Share price	$0.10
Dividend	–
Risk-free interest	1.00%
Estimated life	2.88 years
Expected volatility	183.33%

The weighted average fair value of the call-options granted to employees during the three-month period ended May 31, 2013 was $0.07. No call-options were granted to non-employees during the three-month period ended May 31, 2013.

Stock-based compensation recognized under the call-option plan amounted to $841 for the three-month period ended May 31, 2014 (2013 - $1,621). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

9.	Income taxes:

During the three-month period ended May 31, 2014, the Corporation paid foreign income taxes on certain foreign revenue.

10.	Commitment and contingencies:

(a)	Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. On or around February 3, 2014, Neptune and Valensa filed dismissals with the Court and the case was closed.

(ii)
On or around April 10, 2014, all the lawsuits for the infringement of Neptune’s patents in the US against Aker et al. have been dismissed in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

(iii)
All the lawsuits for the infringement of Neptune’s patents in the US against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the Settlement agreements reached on April 27, 2014 between Enzymotec and the Corporation.

(iv)
On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. A Notice of Discontinuance was filed by the parties on or around December 17, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

10.	Commitment and contingencies (continued):

(a)	Contingencies (continued):

(v)
On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc.

On or around November 28, 2013, the Corporation, Acasti and Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS (Aker et al.) signed a binding Term Sheet and also signed a settlement and license agreement on or around December 16, 2013, that resulted in the dismissal of all Aker respondents from the on-going ITC investigation brought by Neptune, as well as the dismissal of all current lawsuits brought by Neptune against Aker.

On April 27, 2014, Neptune, Acasti and Enzymotec reached a settlement agreement. The settlement with Enzymotec provides for a dismissal of all Enzymotec respondents from the on-going ITC investigation against Enzymotec and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels for the US market are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351), and the royalty levels for the Australian market are dependent on the outcome of a re-examination proceeding before the Australian Patent Office (APO) regarding Neptune’s equivalent Australian composition of matter patent (No. 2002322233). Enzymotec also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO and/or APO decision dates. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015 while the APO’s decision is not expected until spring 2015.

(vi)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS were dismissed as part of the agreement reached on September 26, 2013.

(vii)
On June 26, 2013, the Sherbrooke University and Neptune reached an agreement wherein inter alia, the parties agreed to the dismissal of the proceedings between them and confirmed the assignment of the patents at issue to Neptune.

(viii)
On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and no trial dates have been set.

(ix)
On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64,500 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST. No provision has been recorded by the Corporation as at May 31, 2014 for this matter.

(x)
On 29 May 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Company and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of shares and call options in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect their interests. No trial date has been set. As of the date of these consolidated financial statements, no agreement has been reached and an estimate of its financial effect cannot be made.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

10.	Commitment and contingencies (continued):

(a)	Contingencies (continued):

(xi)
The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

(b)	Commitment:

(i)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $9,460,000, of which an amount of $4,029,000 has been paid to date. As at May 31, 2014, an amount of $612,000 is included in “Trade and other payables” in relation to these projects.

11.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has measured the fair value of the derivative warrant liability using level 3 methodologies.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the finance lease liabilities, of the secured loan and of the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

11.	Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	May 31, 2014	February 28, 2014

Exercise price	US$1.50	US$1.50
Share price	$0.87	$1.27
Dividend	–	–
Risk-free interest	1.36%	1.41%
Estimated life	4.51 years	4.76 years
Expected volatility	70.27%	66.47%

The fair value of the Warrants issued was determined to be $0.36 per warrant as at May 31, 2014 ($0.61 per warrant as at February 28, 2014).

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the three-month period ended May 31, 2014 is presented in the following table:

May 31, 2014

Opening balance at March 1, 2014	$10,821,413
Change in fair value gain recognized in finance income	(4,485,237)
Closing balance at May 31, 2014	$6,336,176

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

12.	Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

12.	Operating segments (continued):

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended May 31, 2014:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales and royalties	$3,635,411	$56,073	$–	$–	$3,691,484
Revenue from internal sales, internal research contracts or royalties	226,849	–	–	(226,849)	–
Other income from royalty settlement	1,633,950	–	–	–	1,633,950
Depreciation and amortization	(104,741)	(582,380)	(81,325)	662,032	(106,414)
Stock-based compensation	(1,176,145)	(693,812)	(291,910)	–	(2,161,867)
Finance income	21,419	4,662,558	–	(162,376)	4,521,601
Finance costs	(20,535)	(706)	(13,125)	13,125	(21,241)
Reportable segment (loss) income	(5,312,723)	1,356,422	(924,936)	512,781	(4,368,456)
Reportable segment assets	139,976,732	43,824,081	3,683,856	(59,984,067)	127,500,602
Reportable segment liabilities	24,987,333	8,444,347	21,544,799	(21,912,159)	33,064,320

Three-month period ended May 31, 2013:
				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales and royalties	$6,083,648	$6,388	$–	$–	$6,090,036
Revenue from internal sales, internal research contracts or royalties	252,054	–	–	(252,054)	–
Insurance recoveries	700,000	–	–	–	700,000
Depreciation and amortization	(72,680)	(165,769)	(81,325)	245,611	(74,163)
Stock-based compensation	(1,335,119)	(540,930)	(220,644)	–	(2,096,693)
Finance income	47,555	10,222	–	(13,125)	44,652
Finance costs	(1,695)	(874)	(13,125)	13,125	(2,569)
Reportable segment loss	(3,113,907)	(1,965,108)	(581,759)	245,611	(5,415,163)
Reportable segment assets	77,996,813	11,324,634	3,920,590	(27,812,203)	65,429,834
Reportable segment liabilities	11,318,157	3,004,823	19,712,584	(22,110,258)	11,925,306

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

12.	Operating segments (continued):

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

13.	Related parties:

Transaction with a shareholder:

Under the terms of an agreement entered into with a corporation controlled by a shareholder of the Corporation, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the three-month period ended May 31, 2014, total royalties included in operating expenses amounted to $54,962 (2013 - $60,380). As at May 31, 2014, the balance due to this corporation under this agreement amounts to $54,962 (February 28, 2014 - $573,589). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2014 and 2013:

	2014	2013

Short-term employee benefits	$737,686	$477,154
Share-based compensation costs	1,734,715	532,732
	$2,472,401	$1,009,886

14.	Subsequent event:

Resignation of Mr. Xavier Harland:

On June 16, 2014, Acasti announced the resignation of Mr. Xavier Harland as Chief Financial Officer of Acasti.